Filed by EO Charging

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Reserve Sustainable Growth Corp.

SEC File No.: 001-40169

Date: September 9, 2021

Cowen 14th Annual Global Transportation & Sustainable Mobility Conference - EO Charging Interview:

Gabe Daoud, Cowen:

Morning, everyone and thanks again for joining us. Day two of Cowen’s Global Transport and Sustainable Mobility Conference. Gabe Daoud, here, Cowen’s charging battery and energy analyst. Next up, we’re delighted to host EO Charging CEO, Charlie Jardine, for a fireside chat. EO is a UK based charging provider primarily focused on fleet hardware and software charging solutions. Charlie, thanks for joining us.

Charlie Jardine, CEO, EO Charging:

Thanks for having me.

Gabe Daoud, Cowen:

Of course. Good afternoon. And you have the slide up, why don’t we just get into it? Just give us a little bit of background on EO and shed some light on the story.

Charlie Jardine, CEO, EO Charging:

Sure. Yeah, I’m Charlie Jardine, CEO at EO Charging. So, EO, again, founded in 2014. We make charging stations and software for electric vehicle fleets. To us, fleet means charging vans, trucks, and buses in depots, but also cars and vans on the driveways of employees. EO does what we call the turn key solution. So that means we supply hardware, software, installation. We bring in new print connections, and then we do the ongoing 24/7, 365 support and maintenance. Of course for fleets infrastructure is now mission critical. And for us, we believe it’s really important to offer that full end to end, one stop shop experience for our customers. Again, based in the UK, we sold 50,000 charging stations to 35 countries. Initial focus has been very much UK and Europe, but of course, expansion plans are in the making and places like the U.S. are part of those plans.

Gabe Daoud, Cowen:

Perfect. That’s great. Maybe from there, we could get into the business model a bit and the revenue model, and talk about hardware versus installation and software, how that works from a revenue perspective, because there’s a lot of different business models that have emerged within charging. So, that’s certainly one topic that investors are hyper-focused on. So maybe just help us understand a bit more how your revenue model works.

Charlie Jardine, CEO, EO Charging:

Sure. So you’ve got upfront components from hardware. You still there?

Gabe Daoud, Cowen:

Yep, still here.

Charlie Jardine, CEO, EO Charging:

I see. Yeah. Upfront components from hardware and installation. So yeah, chunky project revenues, of course as these fleets look to electrify, they’ve got the vehicles to consider. That’s a big consideration. And then the second part is the infrastructure. So big CapEx cycles from the hardware and the install. With fleet you’ve got a need for lots of charging stations in the same place, which typically leads to a need for grid connections. So hardware installation then grid connections upfront. And then the ongoing piece is coming out of the software and service. So again as a fleet, operating a fleet of vans, trucks, or buses, it’s really important that the vehicles charge every night. So I can go and deliver parcels or people reliably every single day. And so the software is focused on providing the fleet operator with visibility around charging. So yeah, is everything going to plan? Is my vehicle is going to be ready by the morning? And then the second part really is around price. So of course the nice thing with EV’s is actually I can influence the price of refueling quite significantly. Charging my vehicles at 5:00 PM costs much more than charging my vehicles at 12 midnight, for example. So, the software components around, again, reliability of service, but also around costs of charging. And then the second part to that ongoing revenue piece is the ongoing servicing and maintenance. So we offer a 24/7, 365 support service, and we can dispatch an engineer to sites, any site within Europe within 90 minutes. So of course the ambition is to ensure that the vehicles keep moving. And if there is an issue, we will fix it before it becomes an actual problem. So when I think about the revenue model again, you’ve got a nice blend of upfront, chunky project driven revenues, and then the ongoing revenues from the software and service component, which might be three years, five years plus depending on the contract.

Gabe Daoud, Cowen:

Got it. Okay. That’s helpful. And maybe just taking a step back, can you discuss a little bit of EO’s strategy or your decision to focus solely on fleets? Where do you think, or why you think that’s a big opportunity, and were there any thoughts to pursue passenger vehicles or just other forms of public charging? A little color there, I think would be helpful.

Charlie Jardine, CEO, EO Charging:

Sure. I think if you look at the market, at least at this point, fleets is probably the most exciting part of the market. Consumer vehicles in a very early part of this transition were probably where the market was, but now, again globally, we’ve seen a massive shift over the last 12 to 18 months, particularly with COVID, that fleets are being mandated to electrify. And so from our perspective from day one, we focused on fleets. Again, vans, trucks, buses, and depots. And actually now with the likes of Amazon looking to transition their fleet fully to electric, the time has come. And so if I think about what EO does versus some of the competitors, as you’ve seen, in SPAC land, you have a number of companies focused on public infrastructure. That’s not what we do. We don’t do public charging. We’re focused in on fleets. We do consumer charging stations. So we manufacture AC level two charging stations, which are for both commercial and domestic applications. And so, a proportion of our business is still inserting installing stations to homeowners, but really the focus is around those return to home fleet vehicles, when again, employees are taking vehicles back to driveways. We make our own AC level two charging stations. We don’t manufacture our own level three DC fast charging stations, our business is evolving, continuing to evolve. And actually what we’re now finding from customers is we go to fleets and we leave the software and service because that’s the most important thing to these customers. It’s around reliability of service and that’s driven by the software piece. So, our platform is hardware agnostic. That means we can supply our own points if suitable, we can also supply DC fast charging stations from the likes of ADB, Tritium, Chem Power. So we’ll provide the right infrastructure for the application. And then we’ll wrap our service proposition around that. So lead the software in service, supply to right hardware for the application, and then do the installation and ongoing operations and maintenance.

Gabe Daoud, Cowen:

Very helpful. And maybe just spending a bit of time on the hardware. I know, again, the focus is just on the software side and the value add there for fleets. But let’s talk a little bit about the differences between AC and DC on the margin side? I’d imagine AC probably higher margin, but just given that you, you do manufacture that yourself, but can you give us some background on the manufacturing process and the margin difference between the two?

Charlie Jardine, CEO, EO Charging:

I’m not sure we’re talking public about specifics on margins, but to your point yeah. We design and we manufacture our own AC points. We’re getting higher gross margins out of those units. First, is when we’re procuring third-party hardware, of course, here, the margins are much less. We have our own production facility here in the UK. We have contract manufacturing agreements with three contract manufacturers. We’re managing the growth in our sales and have good relationships as the market continues to grow and scale. And of course, that still remains a meaningful component of our business.

Gabe Daoud, Cowen:

No, that’s helpful. And you mentioned Amazon as being a customer. Obviously, that’s a pretty big name there. Could you just talk about that relationship and maybe just background to winning their business and the potential size of the relationship if you could?

Charlie Jardine, CEO, EO Charging:

Sure. So we went to contract with Amazon in March 2020, first week of COVID, locked down here in the UK. So they’ve got grand ambitions to electrify 100,000 vehicles on the fleet globally, and so EO was awarded a contract with Amazon last year. We’re now their exclusive pan-European software and service partner, so that means we provide our software and the 24/7, 365 support and the 90-minute onsite SLA to Amazon across Germany, France, Italy, Spain, UK, and Ireland. So again, exclusive on the software and service side. We then supply our own hardware, install it here in the UK and Ireland, and then in mainland Europe, we’ve onboarded third-party hardware onto our platform, but Amazon is using our software and service, again, exclusively across Europe. So, it’s clearly an exciting partnership and we’ve got a three year agreement for software and service. And so, we’re enjoying working together and, clearly, it’s the largest van and truck electrification program in history, and so EO is leading the way in delivering that.

Gabe Daoud, Cowen:

Great. Great. Well, that’s exciting. Are there any other fleet customers that you could highlight and talk about? And then, maybe just beyond that, what are the conversations like? What are your operators concerns with going electric? And I’d imagine figuring out the charging solution is the first one, but if you can maybe just shed a little bit of light on maybe what some of the customer conversations are like and what the concerns are and how EO could help?

Charlie Jardine, CEO, EO Charging:

Sure. So I mean, the typical customers we talk about in public, they are DHL, Tesco, UK’s largest food retailer, Go-Ahead, which is London’s largest bus operator, but also they’ve got a presence in multiple countries around the world. So these kind of customers, typically, it’s businesses delivering parcels, food, to work again with Tesco, Co-op, and Sainsburys. So parcels, food, or people. And we’ve got a partnership with Uber. So, these are the kinds of fleets that are starting to electrify at varying scales. Now, they have all aspirations for fully electric fleets. They might have made commitments to doing that by 2025, 2030, 2035. That’s what we’re seeing typically here in Europe. And so, our discussions with these customers, initially, is typically companies mandated the transition to electric and now it’s a team within their business’s job to start that process. And so, again, I touched on it earlier, but the first consideration is, okay, what vehicles am I going to buy? Are their vehicle suitable for my needs? Do they do the range at the right price point? Are they available? And so, the first consideration is around vehicles, and if the business can get comfortable with that, there are vehicles available to do the job. The next consideration is the infrastructure. So, how do I actually charge vehicle of fleets? And so, if our engagement starts when they ask themselves that question, and so typically we’d go into a business and we look at their electrification plan over 12 months, five years, even 10 years out, and we try and understand what types of vehicles they’re using, how many miles per day they travel, where do they stop, so is it a depot, is it back on an employee’s driveway, how long do they stop for? And if we understand that, ultimately, we understand the energy requirement. We also understand the requirement for tire per charger. Is it AC or is it DC? And then from that, we can look at the site, so specifically look at the depot, look at the size of power supply going into the site, we can look at the 12 month energy consumption data, and we can work out whether they’ve got enough power to install the right infrastructure to service their needs today and into the future. And out of that, you have, of course, some sites have got sufficient power, some sites that don’t, and to the ones that they don’t, EO can work with that customer to create design for new power supply, of course, with a cost. All of that work enables us to create the right solution for the customer with a price tag. And so when I’m thinking about what are our customers concerned about, it’s how do I do this and how much does it cost? And so all of that forms a TCO model, total cost of ownership, and fundamentally, is transitioning to electric more expensive on par or cheaper than my existing petrol diesel fleet. And so, that analysis is how we typically start our conversations and that will then leads into hopefully securing the deal and then providing the rollout.

Gabe Daoud, Cowen:

Okay, great. That’s really helpful. And the conversations about appropriate power level, you mentioned it really depends on, or part of it is, appropriate power availability at the actual depot, but just curious, what’s your factor in folks choosing AC versus DC? Is it cost? Is it power availability? Is it worry about battery life? Are there any insights you could give us on the hardware selection?

Charlie Jardine, CEO, EO Charging:

There’s two things. It’s cost and practicality. So, if my vehicle, if I’m an Amazon or an DHL and I drive 40 miles during the day, come back, park my vehicle for about 10, 12 hours, I actually don’t need that much electricity to refuel the vehicle. So I don’t need a DC fast charger. An AC charging station is perfectly sufficient. In terms of cost, an AC product is hundreds of dollars versus a DC product might be thousands if not tens of thousands of dollars. So clearly, the economics for AC make much more sense. And there’s a question around practicality. So, if I am driving during the day, parking up overnight, typically we see these vehicles get back to depot at five or 6:00 PM, plug in, driver leaves, comes back the next day at 7:00 AM. So with AC, you can afford to do that. You just leave the vehicle there plugged in overnight. Done. With DC, you might want less charging stations, but that means moving vehicles throughout the night, which is totally unpractical. So yeah look, fundamentally, it’s down to costs. And so our job as EO is to try and advise the customer on the most optimal, and optimal meaning cost effective, solution. And typically with vans, that’s AC. With trucks, it’s actually normally AC, but there’s some instances where DC is needed. And then bus, yeah typically it’s exclusively DC.

Gabe Daoud, Cowen:

Very helpful. And you talked about Amazon being a customer and DHL, but are you looking to any of the actual truck OEMs as a way to win customer business at the point of sale?

Charlie Jardine, CEO, EO Charging:

Yeah, absolutely. So we work with people like Renault trucks, Arrival, and of course these companies, it’s new to them as well. They’ve been selling petrol diesel vehicles for a long time. And so these people selling these vehicles, they’re new to EV. So initially our engagement with these manufacturers is, they want to leverage our knowledge to educate their teams so their teams can sell their new vehicles, new vehicles being electric. And so, yeah. We work with manufacturers, Mercedes-Benz Vans. And we actually train their dealers, train their salespeople, train their teams. And then what that then leads to is them, once they’ve got a vehicle in the market, and they’re now talking to customers about those vehicles, them introducing us to their customers. And so that service I described earlier with the consultation upfront, that’s typically what these OEMs are pushing into their customer base because they are seeing those same questions appear, and companies like EO can support their customers in ultimately giving them a solution which enables these OEMs to sell the vehicles. So, yeah, it’s a pretty good, symbiotic relationship.

Gabe Daoud, Cowen:

Yeah. Great. That’s helpful. Can we just talk about geography and plans for expanding into other markets? Can you just give us a little bit of color on growing potential for maybe the US and the rest of the world moving throughout the next five years or so, and how that shakes out?

Charlie Jardine, CEO, EO Charging:

Yeah, so look, a UK based business, but presence in 30 countries. If I talk about our business plan, the business plan really is predominately based on Europe. Europe’s a little bit ahead of the US right now. We’re pretty confident it’s going to catch up quite quickly. But yeah, the business plan is basically based on execution within Europe. We have plans for the US. So again, probably not disclosing a lot publicly. But yeah, certainly it’s on our radar. Our historic approach has been to try and follow the customer. So yeah, you mentioned we’ve got accounts with Amazon, DHL, Go Ahead. Some of these companies clearly are not just European-based companies. They’ve got plenty of free vehicles in the US, and so our aspirations will be to try and follow the customer.

Gabe Daoud, Cowen:

Okay. That’s helpful. And I know you don’t want to speak specifically about, as I just kind of get into the financials a little bit more, specific financials across product. But how do you see gross margin perspective for the business overall? Maybe what that was last year and where you see it throughout your forecast period?

Charlie Jardine, CEO, EO Charging:

Yeah. We’re not disclosing that information publicly, but of course you’ve got a nice blend of hardware which we make, which has got high gross margins. You’ve got the software and service component, and so I think you’re probably familiar with software style gross margins. So, those are the most attractive parts. Of course, we’ve then got installation, grid connections. Now EO’s service with those two pieces of the value chain are around project management. So we’re project managing the installation of the equipment, but also bringing in new grid connections. So yeah, the gross margins down that are yeah, are much less.

Gabe Daoud, Cowen:

Okay. That’s helpful. And you just think about the, you hit on this a bit, obviously Europe is a little bit ahead of the US, and obviously you have an eye on the, US from an expansion standpoint. But maybe just give us a little bit of color on how big you think the market could be and whether it’s globally or just from a specific geographic perspective? Do you think the US could end up being the larger market for EO? Is it Europe? Or could you just maybe help us frame the size of the opportunity for you?

Charlie Jardine, CEO, EO Charging:

Yeah the TAM, so total addressable market for fleet is around $19 billion over the next few years. So, it’s a very significant market. Again we see for us, our business plan can be done in Europe alone. So the US is ultimately upside. But yeah look, the market in the US is significant. And we’re very excited about the potential that brings our business. So our job is to work with the partners we’ve got, work with the accounts that we’ve got, do a really good job, secure long-term business from those customers. And part of that will be, of course, entering discussions around, how do we work together in the US? And yeah, just by virtue of the fact that the market in the US is extremely large, then of course the US could be a really exciting part of our business moving forward.

Gabe Daoud, Cowen:

Great. Okay. And I think in some of your materials, you’ve highlighted being able to integrate with Geotab telematics, and could you just maybe just talk a little bit about how important that is maybe from a fleet perspective? And how being able to integrate with vehicle telematics helps drive additional business wins?

Charlie Jardine, CEO, EO Charging:

Yeah. So I think our experience with fleets is the first need is, just give me data. So, what’s actually happening at my depot? And that’s about, are my vehicles charging? Are they going to be ready by the morning? That is the most important thing. The next thing is around, how do you optimize costs? So, when we started working with the likes of Amazon, they use telematics, and the telematics data can be quite interesting to us. So when a vehicle arrives back at the depot at five o’clock, driver plugs in, we can talk to the telematics and say, “What vehicle are you? What’s the state of the charge of your battery?” And that information can be displayed on the dashboard that the site or fleet manager is using. So again, they can see which vehicle is plugged into which charging station. Is it charging? Is it going to be ready by the morning? The next thing you can do is, because you understand the state of charge from the telematics, if you can then look at the scheduling software, which typically is not the same software as the telematics, it’s typically different. If you understand what time the vehicle needs to leave tomorrow, and how many miles it needs to travel, and then you understand from the site, is that power available? So with EO, we have this device called the EO hub. The hub is like the brain of the depot. It sits by the incoming power supply. It monitors how much power is the building currently using? And therefore, how much power is available right now? And that device is there really to do what we call load management. But ultimately, in terms of data, we try and understand the stated charge of the vehicle when it plugs in, desired departure time, with required range. How much power is available on site right now. And actually, what is the cost of energy. And of course, your cost of energy is typically cheap at midnight, expensive at 5:00 PM. If we understand all of that, then what we can do is we can create a charging schedule to, one, get the vehicles ready by the morning, but at the cheapest price. So, get vehicles ready by the morning is, if we can use the power the site has got really efficiently, rather than asking for an expensive grid upgrade, we’re going to save the fleet a significant amount of money upfront. And then two, again, if we can see that these vehicles are arriving back at 5:00 PM, and they’re only traveling 45 miles, then actually, we don’t need to start charging them at five, because they’ll be done by seven. So, you could actually start shifting load from 5:00 PM to 7:00 PM, through to, say, midnight to two AM. And suddenly, you actually save the fleet a significant amount of money. So it’s a very long winded answer, but to cover a couple of questions in one, that’s what we’re doing, and that’s why telematics is important. It’s not a necessity. You can go directly to the vehicle using the ISO 15-11A protocol. And that’s something that we’re currently working on. But yeah, it’s part of a solution.

Gabe Daoud, Cowen:

Okay. No, that’s really helpful. I think maybe going back a bit again, just to the financials for a minute, in coming public, I think that you showed that you have one year revenue potential of $250 million. If you could just maybe give us a little bit of color around that number, and what is embedded in that figure. Is that all Amazon? Or just how should we think about that revenue number over the next year?

Charlie Jardine, CEO, EO Charging:

Yeah. Last year the business was EBITDA profitable. So that’s a unique situation in a market like this. And then, to answer your question, we’ve got a bunch of customers already mentioned on this call. And what we’ve done is we’ve worked with those customers to understand what is their electrification plan. And how many vehicles they’re looking to electrify this year, next year. And so that $250 million that we talk about, as our near term pipeline, is a bottom up modeling of existing opportunities in our pipeline, typically with existing customers.

Gabe Daoud, Cowen:

Okay. That’s helpful. And just back to the market sizing question, for a bit. When you see the number of potential extra electric fleets that could be out there over the next three, five, ten years, what kind of assumption do you make around the hardware need? Is it one for one catch rate, if you will? Where every commercial vehicle needs its own charging port? Or just any color on that, I think would also be helpful for those on the line.

Charlie Jardine, CEO, EO Charging:

Yes, we typically model it at one for one. So every vehicle is going to need a charging station, either at the depot, or in the driver’s driveway. Or even they might need to use a public charging station. But, yeah, ultimately it will be one for one.

Gabe Daoud, Cowen:

Okay. Great. That’s helpful. And again, maybe just going back to business model. Does EO ever have the intention of owning and operating public infrastructure? I know that’s obviously not a focal point today, but just curious if, as the market evolves, and it’s still such a new sector for the most part, is EO flexible? Or do you really think this is the right strategy for today, and for many years down the line?

Charlie Jardine, CEO, EO Charging:

Fleet, fleet, fleet. That’s what we’re doing. Public charging is not our game. It’s a different business model. And so I think once you get into a niche, not that fleet is now a niche, but once you get into a specific vertical, then you get deep into that vertical, you understand the customer needs are pretty significant. And so for us, focus is key. Owning fleet is the mission. And so there’s plenty of work to do that.

Gabe Daoud, Cowen:

Okay. Great. Just have about a minute left. Charlie, thanks again for taking the time. Before I let you go, maybe just wrap up. If we have another conversation, like next year, what do you think we look back on, and see as the biggest achievement for EO, if we’re going to take a look back? What do you think would be the biggest achievement over the next 12 months?

Charlie Jardine, CEO, EO Charging:

Yeah, I think execute the plan. That’s fundamental. It’s the most important thing to do. We’ve got plenty of amazing opportunities in our pipeline. And I think if we have two, three, four fleets like Amazon, and we’re rolling that out, the infrastructure in the ground, then that would be a really good place to be. And those deals would be European, and potentially even the US.

Gabe Daoud, Cowen:

Okay. Awesome. Looking forward to the progress over the next 12 months. And all the best to you. And again, thanks for joining us this morning. It’s a good chat.

Charlie Jardine, CEO, EO Charging:

Thanks, Gabe.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this communication, regarding the proposed business combination between First Reserve Sustainable Growth Corp. (“FRSG”), Juuce Limited (the “Company”) and EO Charging (“EO”), each of such parties’ ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, FRSG, the Company and EO disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. FRSG, the Company and EO caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of any of FRSG, the Company or EO. In addition, FRSG, the Company and EO caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the Business Combination Agreement and Plan of Reorganization, dated as of August 12, 2021, by and among FRSG, FRSG Merger Sub Inc., EO and the Company, and the other agreements related to the business combination (including catastrophic events, acts of terrorism, the outbreak of war, COVID-19 and other public health events), as well as management’s response to any of the foregoing; (ii) the outcome of any legal proceedings that may be instituted against FRSG, the Company, EO, their affiliates or their respective directors and officers following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of FRSG, regulatory approvals, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts FRSG’s or the Company’s current plans and operations as a result of the announcement of the transactions; (v) the Company’s and EO’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the pace and depth of EV adoption generally, and the ability of the Company to accurately estimate supply and demand for its EV charging products and services, and to grow and manage growth profitably following the business combination; (vi) risks relating to the uncertainty of the projected financial information with respect to the Company, including the conversion of pre-orders into binding orders; (vii) costs related to the business combination; (viii) changes in applicable laws or regulations, governmental incentives and fuel and energy prices; (ix) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (x) the amount of redemption requests by FRSG’s public stockholders; and (xi) such other factors affecting FRSG that are detailed from time to time in FRSG’s filings with the Securities and Exchange Commission (the “SEC”). Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in FRSG’s final prospectus for its initial public offering, which was filed with the SEC on March 5, 2021, and its periodic filings with the SEC, including its Quarterly Report on Form 10-Q for quarterly period ended June 30, 2021. FRSG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Important Information for Investors and Stockholders

In connection with the proposed business combination, a registration statement on Form F-4 is expected to be filed by EO with the SEC. The Form F-4 will include preliminary and definitive proxy statements to be distributed to FRSG’s stockholders in connection with FRSG’s solicitation for proxies for the vote by FRSG’s stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus of EO relating to the offer of the securities to be issued in connection with the completion of the business combination. Copies of the Form F-4 may be obtained free of charge at the SEC’s website at www.sec.gov. FRSG’s stockholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

FRSG, the Company and EO and their respective directors and officers may be deemed participants in the solicitation of proxies of FRSG’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of FRSG’s executive officers and directors in the solicitation by reading FRSG’s final prospectus for its initial public offering, which was filed with the SEC on March 5, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of FRSG’s, the Company’s and EO’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

2